Graphite Corporation

1031 Railroad St., Suite 102A

Elko, Nevada

89801

December 1, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange CommissionDivision of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Dean Brazier, Lilyanna Peyser and Mara Ransom

Re:	Graphite Corp., Current Report on Form 8-K Filed August 13, 2014 File No. 000-54336

Dear Mr. Brazier, Ms. Peyser and Ms. Ransom:

I acknowledge receipt of your response dated November 4, 2014.  I apologize for the late response.  However, since the receipt of your letter, we were traveling throughout the United States and Europe on business and until now were unable to connect with Brian Goss, the former chief executive officer of Graphite Corporation (“GC”), confirm and verify certain facts about our operations prior to the share exchange transaction in August 2014.

For the reasons set forth below, I still believe that your original comment does not apply to the facts and circumstances of GC and therefore an amendment to its current report on Form 8-K filed on August 13, 2014 (the “8-K”) is not required.  I believe that there is still a misunderstanding and would like to make a last attempt to clear it up and gain your agreement.

I have attached hereto as Annex A a letter dated November 22, 2014 from Mr. Goss that explains the state of GC’s operations during the period prior to the August 2014 share exchange transaction when it may have appeared from our quarterly and annual reports that we may have had no or nominal operations.  In fact, as can be seen from Mr. Goss’s letter, there was a slowdown in onsite mining operations, but that was due to a dispute with the optionor of our Alabama mineral property.  It took several months to negotiate a conclusion to that dispute, but the efforts made and activities conducted by the company during such period were much more than nominal operations.  They were bona fide activities designed to advance the company’s commercial interests at its mining properties.  At the same time, we were also conducting operations (i.e., making legitimate plans) in respect of our Montana mineral property and conducting fund-raising activities.

I believe that, while not ideal, resolving a critical dispute with a counter-party and making bona fide plans to exploit mineral properties constitute more than nominal operations.  I point out that there are many junior mining companies that are publicly-traded in the United States that are in the “planning” stage of their business (i.e., pre-actual mining operations) and are not considered shell companies under by the Securities Exchange Commission.

I believe that (i) the foregoing demonstrates conclusively that at all relevant times GC had operations designed to finance and develop its core business and spent material amounts of money, time and resources on such operations and (ii) since a shell company must have no or nominal operations to be a shell company under Securities Act Rule 405 and Exchange Act Rule 12b-2, GC does not meet the shell company test.

I hereby acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I remain at your disposal for further discussion of this matter at your convenience.

I can be reached on mfradom@gmail.com or on +972 52 798 0831.

Yours truly,

Mark Radom

Chief Executive Officer

1

RANGEFRONT
Geological

November 22, 2014

To Whom It May Concern,

I have been contacted by the current management of Graphite Corp. (GRPH) in regards to the activities of The Company during the months leading up to August of 2014, at which time a Share Exchange Agreement was executed. During the time period in question the Company was actively engaged in Operations related to its business plan of developing graphite mineral properties in the United States. The activities performed during that time period mostly consisted of communication and negotiating in regards to our mineral property Option Agreement in Alabama. The negotiation was with the Optionor and his representative with whom we had a dispute regarding the mineral rights in the Option Agreement. The negotiations occurred for several months until the time that the Optionor agreed to pay a penalty; subsequent to the Optionor agreeing to pay a penalty the amount of the penalty as well as the date payment was to be made were negotiated, and plans for using the penalty payment to further the development of our graphite mineral property in Montana were being made. Most of this negotiation was carried out via email and phone calls. I am no longer able to access my Graphite Corp. email account so I cannot recall the exact dates of all the negotiations.

Also during the time period leading up to August 2014 I was seeking financing for the company and modifying projected budgets for the development of the graphite exploration properties based on the projected amount of capital that may or may not be available to The Company. In addition to these Operations duties, I handled the Administrative portion of running Graphite Corp.

Sincerely,

Brian Goss
President
Rangefront Geological

www.Rangefront.com
775-753-6605